ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

April 6, 2011		Matthew Gaarder 415-315-6302 415-315-4837 fax matthew.gaarder@ropesgray.com

BY EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. James O’Connor

Re:	Post-Effective Amendment No. 84 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 86 under the Investment Company Act of 1940, as amended (the “1940 Act”) to Registration Statement on Form N-1A of RS Investment Trust filed on March 2, 2011 (File Nos. 333-16439 and 811-05159)

Dear Mr. O’Connor:

At your request, we are requesting selective review of the Registration Statement (the “Registration Statement”) of RS Investment Trust (the “Trust”) filed pursuant to the 1933 Act and the 1940 Act, in connection with the Trust’s annual update. In addition to Part C and other ancillary materials, the Registration Statement includes (i) a prospectus for Class A, B, C and K shares of the Trust (the “Pending ABCK Prospectus”), (ii) a prospectus for Class Y shares of the Trust (the “Pending Y Prospectus”, and together with the Pending ABCK Prospectus, the “Pending Prospectuses”), and (iii) a statement of additional information for all share classes of the Trust (the “Pending SAI”).

Except as indicated below, the information contained in the Pending ABCK Prospectus is similar to disclosure in (i) the prospectus for Class A, B, C and K shares of the Trust, filed on April 30, 2010, pursuant to Rule 485(b) under the 1933 Act, and (ii) the prospectus for Class A, C, K and Y shares of RS Capital Appreciation Fund, filed on August 17, 2010, pursuant to Rule 485(a) under the 1933 Act (the “Capital Appreciation Prospectus,” and, collectively with the prospectus described in clause (i), the “ABCK Prospectus”).

Except as indicated below, the information contained in the Pending Y Prospectus is similar to disclosure in (i) the prospectus for Class Y shares of the Trust, filed on April 30, 2010, pursuant to Rule 485(b) under the 1933 Act, and (ii) the Capital Appreciation Prospectus (collectively with the prospectus described in clause (i), the “Y Prospectus”).

The information contained in the Pending SAI is similar to disclosure in (i) the statement of additional information for Class A, B, C, K and Y shares of the Trust filed on April 30, 2010,

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pursuant to Rule 485(b) under the 1933 Act and (ii) the statement of additional information for Class A, C, K and Y shares of RS Capital Appreciation Fund, filed on August 17, 2010, pursuant to Rule 485(a) under the 1933 Act (collectively, the “SAI”).

The purpose of this letter is to request selective review of the Trust’s Registration Statement, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984)(the “Release”).

Below, I have provided detail as to the sections of the Trust’s Pending Prospectuses for which the Trust is requesting selective review. As noted above, the information in the Pending SAI is similar to disclosure in the SAI; accordingly, the Trust is not requesting selective review of the Pending SAI. I have also emailed you “blacklined” versions of the Trust’s Pending ABCK Prospectus, Pending Y Prospectus, and Pending SAI, marked to show differences from the ABCK Prospectus, the Y Prospectus, and the SAI. Please note that I have not indicated below all of the places where changes were made to update dates, figures or other data, or other changes of a minor or conforming nature. However, such changes are indicated in the “blacklined” documents.

Pending ABCK Prospectus

In accordance with the Release, the Trust requests selective review of its Pending ABCK Prospectus with respect to those sections and subsections of the Pending ABCK Prospectus listed below.

1.	Prospectus Summary – RS Partners Fund – The Fund’s investment objective has changed from “The Fund’s investment objective is long-term growth. The Fund seeks to increase shareholder capital over the long term” to “Long-term capital appreciation.”

2.	Prospectus Summary – RS Capital Appreciation Fund – Added “Small and Mid-sized Companies Risk.”

3.	Prospectus Summary – RS Small Cap Growth Fund – The Fund’s investment objective has changed from “Capital appreciation” to “Long-term capital growth.”

4.	Prospectus Summary – RS Technology Fund – The Fund’s investment objective has changed from “Long-term capital appreciation” to “Long-term capital growth.”

5.	Prospectus Summary – RS Small Cap Equity Fund – The Fund’s investment objective has changed from “Long-term capital appreciation” to “Long-term capital growth.”

6.

Prospectus Summary – RS International Growth Fund – The Fund’s investment objective has changed from “Long-term capital appreciation. It is anticipated that long-term capital appreciation will be accompanied by dividend income, which may vary depending on factors

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such as the location of the investments” to “Long-term capital appreciation;” the reference to the investment team’s consideration of the benchmark has been removed from the Fund’s principal investment strategies; and “Overweighting Risk” and “Underweighting Risk” were added to the Fund’s principal risks.

7.	Prospectus Summary – RS Emerging Markets Fund – The Fund’s investment objective has changed from “Long-term capital appreciation. It is anticipated that long-term capital appreciation will be accompanied by dividend income, which may vary depending on factors such as the location of the investments” to “Long-term capital appreciation;” the reference to the investment team’s consideration of the benchmark has been removed from the Fund’s principal investment strategies; and “Overweighting Risk” and “Underweighting Risk” were added to the Fund’s principal risks.

8.	Prospectus Summary – RS High Yield Fund – “Bond” has been removed from the Fund’s name, and its 80% policy has been modified to include other investments, in addition to debt securities.

9.	Additional Information About Principal Risks – Added description of additional risks relating to new regulation of the derivatives market.

Pending Y Prospectus

The changes in each of the sections are substantially identical to the changes made in the Pending ABCK Prospectus, as detailed above.

As noted above, I have separately emailed you the Pending ABCK Prospectus, the Pending Y Prospectus and the Pending SAI, each “marked” to show changes from the ABCK Prospectus, the Y Prospectus and the SAI, respectively.

Please do not hesitate to call me at (415) 315-6302 if you have any questions or require additional information.

Very truly yours,

/s/ Matthew Gaarder

Matthew Gaarder